Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Carnot Compression Inc.
5610 Scotts Valley Drive, Ste. B513
Scotts Valley , CA 95066
https://carnotcompression.com/

Up to $3,200,000.00 in Common Stock at $1.60
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Carnot Compression Inc.
Address: 5610 Scotts Valley Drive, Ste. B513, Scotts Valley , CA 95066
State of Incorporation: DE
Date Incorporated: February 19, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 6,250 shares of Common Stock
Offering Maximum: $3,200,000.00 | 2,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.60
Minimum Investment Amount (per investor): $320.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 15% Bonus Shares

Previous investors receive 15% bonus shares. Eligible investors will also receive the Loyalty Bonus in addition to other eligible bonuses.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$1,000+ | 1K Club

3% bonus shares + Access to Carnot Compression's Investors Club

$2,000+ | 2K Club

5% bonus shares +Access to Carnot Compression's Investors Club

$5,000+ | 5K Club

10% bonus shares + Access to Carnot Compression's Investors Club

$10,000+ | 10K Club

15% bonus shares + Access to Carnot Compression's Investors Club

$25,000+ | 25K Club

20% bonus shares + Meet with Management (In-person or Virtual)

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Carnot Compression Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company

surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 15% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Carnot Compression Inc. ("Carnot Compression" or the "Company") is a C-Corporation organized under the laws of the state of Delaware.

Carnot Compression is seeking to revolutionize the $30+ billion compressor industry with its proprietary isothermal compression technology. The Carnot® Compressor solves the heat of compression problem by using a working liquid to compress a gas, while actively removing the heat of compression throughout the compression process. By more effectively capturing the heat of compression, the Carnot® Compressor delivers low-temperature oil-free compressed air with high reliability and a 100% duty cycle. Carnot's technology is protected by multiple issued and pending patents and registered trademarks both in the US and large international markets. The technical merit and potential for the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission. The Carnot Compressor is in the prototype stages of development and is not currently available to the general public.

Carnot Compression was formed on February 19, 2014, as a Delaware Limited Liability Company. On May 11, 2020, the company filed a certificate of conversion to convert the Limited Liability Company from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act.

Competitors and Industry

The global air compressor market is projected by Grandview Research to exceed $40 billion in annual capital spending by 2028. Oil-free compressors account for approximately 1/3 of annual spending, or ~$12-$13 billion by 2028. Approximately 80% of the total unit volume of industrial air compressors sold is under 100HP. Although the larger HP units carry a disproportionately higher capital cost, it is clear that our target market is a multi-billion dollar market for new equipment purchases. Within the oil-free market, we believe applications ranging initially from 5-25HP provides an attractive entry point. We expect to scale the technology up to 100HP within the first 3-5 years of product launch, with the possibility to scale beyond 100HP. Incumbent technologies in the 5-100HP segment primarily include rotary scroll at the low HP end and dry rotary screw compressors starting at 50HP. The first cost to the customer for these compressors is approximately 3x that of a comparable

oil-flooded compressor. This provides us with an opportunity to compete in a premium-priced market with a premium product offering.

The compression market is comprised of many large, diversified multi-national heavy industrial manufacturing firms, along with smaller firms that specialize in various segments of the compressor market. For industrial air compressors, market leaders include Atlas Copco, Ingersoll-Rand, Hitachi, Fusheng, and Kaeser. Atlas Copco is generally viewed as the market leader for oil-free air compressors. Incumbent technology in the oil-free compressed air market is dominated by rotary scroll up to 40- 60HP and rotary screw starting at 50HP.

Current Stage and Roadmap

Carnot has progressively developed its proprietary technology from desktop proof of concept to a fully-integrated beta version compressor. 3rd-party validation of the disruptive potential of the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission. The progress made to date has positioned the Company to apply the lessons learned from beta testing to commercialization. Early adopter markets have been identified, including in the dairy and automotive painting industries.

The Team

Officers and Directors

Name: Todd Thompson

Todd Thompson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO/Principal Accounting Officer
  Dates of Service: February 19, 2014 - Present
  Responsibilities: Todd is the senior officer of the company responsible for all financial, strategic, business development, and administrative functions. Todd's annual salary is $156,000 per year. Todd's owns 1,875,081 shares of common stock and has 200,000 options exercisable at $1.00 per share.

Name: Hans Shillinger

Hans Shillinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: February 19, 2014 - Present
  Responsibilities: Hans oversees all product development activities. Hans' annual salary is $156,000 per year. Hans owns 2,441,728 shares of common stock and

has 200,000 options exercisable at $1.00 per share.

Name: Sean Kilgrow

Sean Kilgrow's current primary role is with Machado & Sons. Sean Kilgrow currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 19, 2014 - Present
  Responsibilities: Sean is a member of the Board of Directors. Sean participates in various calls and meetings. Sean does not receive any compensation for this role. Sean owns 983,276 shares of common stock.

Other business experience in the past three years:

- **Employer:** Machado & Sons
  Title: Director Of Project Development
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Sean leads a team providing pre-construction & project feasibility, concept designs, design-build budgetary pricing, and ultimately construction services.

Name: Wayne Hagan

Wayne Hagan's current primary role is with Select Power Systems. Wayne Hagan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 19, 2014 - Present
  Responsibilities: Wayne is a member of the Board of Directors. Wayne participates in various calls and meetings. Wayne does not receive any compensation for this role. Wayne owns 1,402,373 shares of common stock.

Other business experience in the past three years:

- **Employer:** Select Power Systems
  Title: Director Of Engineering
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Wayne is responsible for the design and project management of distribution projects ranging from 12kV to 35kV.

Other business experience in the past three years:

- **Employer:** Quanta Utility Engineering Services
  Title: Engineering Manager - Northwest
  Dates of Service: February 01, 2018 - October 01, 2021
  Responsibilities: Wayne is resonsible for comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

Name: Larry Leis

Larry Leis's current primary role is with Larry is retired. Larry Leis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 19, 2014 - Present
  Responsibilities: Larry is a member of the Board of Directors. Larry participates in various calls and meetings. Larry does not receive any compensation for this role. Larry owns 1,430,000 shares of common stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3.2 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing ongoing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

Our technology is still being developed and tested. We are currently testing a beta version compressor. Further testing and design will be required to bring the product to commercial readiness. It is possible that there may never be a viable commercial product based on our technology.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototype versions of our compressor. Delays or cost overruns in the development of our compressor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that we will have a commercial product that will be of interest to certain early adopter customers. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and to date it's primary source of revenue has been from research grants. If you are investing in this company, it's because you think that the Carnot Compressor is a compelling technology, that the team will be able to successfully market, and sell the product at a profit level that will enable us to build a successful company. Further, we have never turned a profit as a product company and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns many patents trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names,

and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technology Readiness

The company's technology has not been proven over an extended duty cycle in representative operating conditions. Furthermore, the technology has not been manufactured at scale. The Company's ability to sell its product at a viable profit and establish a customer base are therefore uncertain.

Market Conditions

Demand for our product is sensitive to worldwide economic conditions. Current economic uncertainty driven by COVID-19 may cause demand for air compressors to decline for an uncertain period of time. This may cause price competition within the industry which may limit our ability to sell our product at a reasonable margin.

COVID-19

We operate in states that have been subject to shelter in place orders to prevent the spread of COVID-19. These restrictions have delayed testing the prototype developed under EPC 16-046 from the California Energy Commission. We may be subject to ongoing or re-occurring shelter in place orders that cause delays in development, testing, and commercialization in the future.

Safety and Liability

Our compressor is an industrial product that has inherent safety risks. Features required to operate the product safely may subject us to unexpected cost increases and will require us to obtain liability insurance for product liability once we begin selling our product. In the future, customers may use our product in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, compressors are often integral to the production process for some end-users and any failure of our products could result in a suspension of operations. We cannot be certain that our products will be completely free from defects. We cannot guarantee that insurance will be available or adequate to cover all liabilities that we may incur. We also may not be able to obtain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We

may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our product is used in the future.

New Product Introduction and Acceptance
Our product is often used in critical production and operational processes. Customers may be hesitant to adopt our product which may limit our ability to achieve market traction. Without sufficient adoption of our product we may never achieve a sustainable level of operating profit.

Regulatory
Our product may be subject to varying level of regulations depending on its ultimate use case. Our ability to comply with regulations may force us to incur additional costs or may prevent us from profitably exploiting the technology for all of its potential use cases.

Reliance on a single contract
We have contracted with the California Energy Commission under EPC-21-017 to perform R&D and testing of our compressor technology. Currently, this contract is our primary source of revenue. Failure to perform on this project could negatively impact our ability to continue to develop the technology to commercial readiness.

Supply Chain
We are reliant on third parties to procure certain items for our product, including, but not limited to, control panels, electric motors, electronics, valves, seals, piping, aluminum, and other component items. Failure to procure these items in a timely manner can lead to delays in our product development cycle, and could lead to added development and product costs. We have experienced delays in the past and it is likely we will continue to experience delays subject to the overall global supply chain.

Inflation
We are subject to commodity price risks for key components, including, but not limited to, aluminum, electric motors, piping, valves, seals, controllers, electronics, and other items. We have experienced increases in the costs of these components, which has led to increases to our product development costs. Continued component cost inflation could lead to higher than anticipated BOM costs for our product as we move to the commercialization stage.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hans Shillinger	2,641,728	Common Stock	19.0%
Todd Thompson (including proxy)	2,075,081	Common Stock	22.23%
Wayne Hagan	1,402,373	Common Stock	10.09%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,000,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,904,233 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 900,000 Common Stock to be issued pursuant to stock options issued.

The total amount outstanding includes 600,000 Common Stock to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $953,758.00
  Number of Securities Sold: 1,015,713
  Use of proceeds: Money from this raise was used for R&D, operations, and working capital.
  Date: April 18, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

<u>Revenue</u>

Revenue declined from $51,593 in 2020 to $15,145 in 2021. The decline in revenue is primarily due to reductions in revenue from research grants. In 2020, the Company was in the testing phase from EPC-16-046, a research grant funded by the California Energy Commission. During 2021 the Company was not able to replace the prior year revenue with new research grants.

<u>Operating Expenses</u>

Total operating expenses increased from $690,443 in 2020 to $754,787 in 2021. The increase in operating expenses is primarily due to continued investment in product development to advance our compressor technology.

<u>Other Items</u>

Interest Expense increased from $27,426 in 2020 to $46,878 in 2021. This was driven by increased usage of revolving credit facilities. During 2021 the company reviewed its patent portfolio and recognized a write-down of $76,641 related to prior investments in the intellectual property the company deemed not worth continued maintenance and prosecution costs. Offsetting these items was $153,245 in income related to the forgiveness of PPP loans in 2021.

<u>Subsequent Events</u>

Historically, the Company has relied on research grants to fund its product development, which is a competitive process that tends to have long lead times from application to award. The Company was successful in obtaining EPC-21-017, research grant funding of $2MM during 2021 from the California Energy Commission, receiving a notice of proposed award in Q4 2021, and final approval in Q1 2022. The Company began recognizing revenue from this research grant in Q2 2022.

Historical results and cash flows:

The Company is in the product development stage and does not believe historical results and cash flows are representative of future performance. The Company has primarily relied on research grants to fund technology development costs and related operational costs to develop its product. The Company cannot exclusively rely on grant funding for the indefinite future and must diversify its revenue base in order to fund its ongoing operations. If the Company is not successful in diversifying its revenue base, it may not be able to maintain operations.

Going forward the Company intends to generate revenue through product sales and licensing. The Company will also continue to seek non-dilutive grant funding sources for research and development. In 2021, the Company received purchase orders for its beta product and also received a $2 million research grant, EPC-21-017, from the California Energy Commission. The Company expects to generate an operating loss during 2022 as it continues to transition from product development to commercial sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2022, the Company has capital resources available in the form of $105,000 in cash on hand. The Company has a line of credit for $450,000 from Santa

Cruz County Bank, of which $449,870 is outstanding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to provide match funding for EPC-21-017, a research grant with the California Energy Commission, and to support product development, operations, and business growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24-36 months. This is based on a current monthly burn rate of approximately $75,000 for expenses related to R&D, operations, and beta projects. This expense burn rate reflects the minimum monthly burn the Company feels is necessary to fully fund product development, operations, and investments in protecting our intellectual property. The monthly burn is currently offset by grant funding from EPC-21-017 and beta project revenue from customers.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years or more. This is based on a current monthly burn rate of $75,000 for R&D and operations, offset by funding from EPC-21-017 and customer revenue from beta projects. As the company transitions from product development to commercial revenue, the monthly burn rate is anticipated to increase. The company expects to fund any increases in burn rate through product margin from sales, equity raised from this Reg CF offering, and potentially from future equity raises.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Currently, the Company has contemplated additional future sources of capital including bank loans, lines of credit, and additional capital raises.

Indebtedness

- **Creditor:** Santa Cruz County Bank
  Amount Owed: $449,870.00
  Interest Rate: 7.5%
  Maturity Date: October 27, 2022

- **Creditor:** American Express
  Amount Owed: $54,739.00
  Interest Rate: 18.49%

- **Creditor:** Wells Fargo
  Amount Owed: $32,354.00
  Interest Rate: 8.25%

- **Creditor:** Wells Fargo
  Amount Owed: $21,654.00
  Interest Rate: 14.49%

- **Creditor:** Capital One
  Amount Owed: $17,876.00
  Interest Rate: 14.49%

- **Creditor:** JP Morgan Chase
  Amount Owed: $4,792.00
  Interest Rate: 0.0%

- **Creditor:** Hans Shillinger
  Amount Owed: $15,423.00
  Interest Rate: 0.0%

- **Creditor:** Wayne Hagan
  Amount Owed: $940.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Hans Shillinger
  Relationship to Company: Director

Nature / amount of interest in the transaction: The Company owes $15,423 to Hans Shillinger that pertains to unreimbursed expenses as of December 31, 2021.
Material Terms: There are no material terms.

- **Name of Entity:** Wayne Hagan
Relationship to Company: Director
Nature / amount of interest in the transaction: The Company owes $940 to Wayne Hagan that pertains to unreimbursed expenses as of December 31, 2021.
Material Terms: There are no material terms.

Valuation

Pre-Money Valuation: $22,246,772.80

Valuation Details:

Carnot Compression Inc. ("Carnot Compression" or the "Company") determined its pre-money valuation based on an analysis of the following factors.

The Company has assessed its valuation based upon a range of factors, including the total available and addressable market size for its technology, the intellectual property underlying the technology, the time and resources required to bring the technology to market, and the likely adoption cycle for the technology.

We believe there are many favorable factors that will drive long-term shareholder value, including the projected growth in the market to exceed $40 billion in annual spending by 2028, macro trends driving companies to purchase more sustainable products, which we believe will drive greater adoption of our oil-free compressor, and greater emphasis on energy efficiency to reduce carbon emissions from industry, which we believe our compressor will address as the technology is further developed.

The Company believes there are multiple avenues for creating shareholder value for the technology. The Company has evaluated multiple different scenarios for future financial performance based on a range of go-to-market approaches.

For example, the Company believes it can manufacture the technology and sell final packaged products within the established ecosystem of air compressor distributors and service providers. While our profit margin should be higher for each unit sold under this approach compared to a licensing strategy, we would require a greater investment in manufacturing, sales, and service under this scenario.

Based on a manufacturing approach, the Company believes it is possible to achieve revenues of $40 million by 2028, which would represent a 0.10% market share of the projected $40 billion market. Based on a future valuation multiple of 3-5x revenue, which is consistent with where industrial companies such as Ingersoll-Rand have traded, a future value of $120 - $200 million would be possible. Based on this future potential, discounted back to present value, the company believes the $22.2 million

valuation is reasonable.

Alternatively, the company believes the underlying intellectual property could be licensed to established companies in multiple geographic markets, providing a long-term cash flow stream with minimal operating costs to support it. Licensing the technology would provide the Company with an opportunity to achieve a greater aggregate market share as we would have access to a much broader base of manufacturing, sales, and service capabilities from our licensees. However, our share of margin from each product sold would be lower from licensing, as our licensees would be bearing the costs of manufacturing, sales, and service.

Based on an aggregate market share of $100 million of product revenut by 2028, which represents a 0.25% overall product market share, the company believes it could achieve royalty revenues of $5 - $8 million per year with minimal corresponding operating expenses to support the licensing revenue. Applying a multiple of 20 to the annual licensing revenue yields a future value of $100 - $160 million. Based on this future potential, discounted back to present value, the company believes the $22.2 million valuation is reasonable.

Finally, we have benchmarked other early stage companies that are in the prototype stage in the industrial technology stage. One example is Airthium, which is in the prototype stage of developing an industrial heat pump. Airthium is currently raising a SAFE on Wefunder with a $42MM valuation cap. Another relevant example is Panhwhar Jet, which is in the design stage for an electric airplane, and is raising a convertible note on Wefunder with a $50MM valuation cap. Finally, YouSolar, which has a limited number of its PowerBloc systems in customer sites, is raising equity on StartEngine at a $50MM valuation. Based on these benchmarks, we believe the $22.2 million valuation is reasonable.

At this stage in our business, it is difficult to attribute a % value to these different approaches, as our business strategy will evolve as the technology matures and the market opportunities become more near-term and evident. However, we believe either a licensing or manufacturing strategy, or a combination of the two, provides us the opportunity to create shareholder value. Our valuation is supported by other companies, in similare industries at similar stages, that are currently crowdufunding at higher valuations. As such, we believe that $1.60 per share is a reasonable value for the Company's equity.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  If we meet our minimum funding goal funds will be used for operations and platform fees.

If we raise the over allotment amount of $3,200,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  5.0%
  We expect to use 5% of our funds to market our Reg CF raise, market our product as we transition to commercial sales, and build awareness of the Company.

- *Research & Development*
  25.0%
  We expect to invest 25% of funds raised into R&D, for match-funding of EPC-21-017 with the California Energy Commission, as well as product development to scale and optimize our product for commercial launch.

- *Company Employment*
  25.0%
  Approximately 25% of the funds will be spent on company employment. These funds will be a mix of match funds for EPC-21-017, employment costs for the existing team, and funds for adding staff as we transition to commercialization.

- *Operations*
  21.5%
  We expect to spend 21.5% of funds on operations, which includes facilities expense, legal costs to maintain and grow our IP portfolio, and operational costs associated with commercialization.

- *Working Capital*
  13.0%
  Approximately 13% of funding will be used to support working capital. This includes funding for Accounts Receivable on EPC-21-017, general working capital, and working capital to support commercialization.

- *Inventory*
  5.0%
  We anticipate investing 5% of the funds in building inventory as we transition to

commercialization.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://carnotcompression.com/ (https://carnotcompression.com/https/wwwsecgov/cgi-bin/browse-edgarcik0001812444ownerexcludeactiongetcompanyfindsearch).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/carnot-compression

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Carnot Compression Inc.

[See attached]

CARNOT COMPRESSION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Carnot Compression, Inc.
Scotts Valley, California

Opinion

We have audited the financial statements of Carnot Compression, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Carnot Compression, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Carnot Compression, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Carnot Compression, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Carnot Compression, Inc.'s control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Carnot Compression, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

September 6, 2022
Los Angeles, California

CARNOT COMPRESSION INC

BALANCE SHEETS

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 14,428	$ 17,472
Accounts receivable—net	13,364	-
Inventory	27,198	-
Prepaids and other current assets	43,492	25,992
Total current assets	**98,483**	**43,464**
Property and equipment, net	745	4,098
Intangible assets, net	398,010	395,915
Security deposit	1,697	1,697
Total assets	**$ 498,935**	**$ 445,174**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 116,277	$ 56,403
Credit card	96,392	89,005
Current portion of loan payable	-	70,613
Line of credit	31,998	27,000
Promissory note	461,927	392,773
Due to owners	15,423	1,789
Deferred revenue	40,000	40,000
Other current liabilities	467,867	100,858
Total current liabilities	**1,229,885**	**778,440**
Loan payable	-	35,746
Total liabilities	**1,229,885**	**814,186**
STOCKHOLDERS' EQUITY		
Common stock	1,139	1,139
Additional paid in capital	1,397,611	949,329
Equity crowdfunding- common stock	68	29
Retained earnings/(accumulated deficit)	(2,129,767)	(1,319,509)
Total stockholders' equity	**(730,950)**	**(369,012)**
Total liabilities and stockholders' equity	**$ 498,935**	**$ 445,174**

See accompanying notes to financial statements.

CARNOT COMPRESSION INC.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 15,145	$ 51,593
Cost of goods sold	117,973	222,446
Gross profit (loss)	(102,828)	(170,852)
Operating expenses		
General and administrative	727,730	635,504
Sales and marketing	27,056	54,939
Total operating expenses	754,787	690,443
Operating income/(loss)	(857,615)	(861,295)
Interest expense	46,878	27,426
Gain/ Loss of Disposal of Asset	76,641	-
Loan Forgiveness	(153,245)	-
Other Loss/(Income)	(17,630)	(25,000)
Income/(Loss) before provision for income taxes	(810,258)	(863,721)
Provision/(Benefit) for income taxes	-	-
Net loss	**$ (810,258)**	**$ (863,721)**

See accompanying notes to financial statements.

CARNOT COMPRESSION INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Years Ended December 31, 2021 and 2020

(USD $ in Dollars)

(in , $US)	Members' Equity	Common Stock Shares	Common Stock Amount	Equity Crowdfunding - Common Stock Shares	Equity Crowdfunding - Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance—December 31, 2019	$ 570,272	-	$ -	-	$ -	$ -	$ (455,787)	$ 114,485
Conversion from LLC to C Corp	(570,272)	11,332,182	1,133	-	-	569,139	-	-
Capital raised on Crowdfunding	-	-	-	287,713	29	229,241	-	229,270
Shared Based Compensation	-	-	-	-	-	110,948	-	110,948
Conversion SAFE into Equity	-	56,338	6			40,000	-	40,006
Net loss	-	-	-	-	-	-	(863,721)	(863,721)
Balance—December 31, 2020	**-**	**11,388,520**	**1,139**	**287,713**	**29**	**949,329**	**(1,319,509)**	**(369,012)**
Capital raised on Crowdfunding	-	-	-	391,470	39	301,006	-	301,045
Shared Based Compensation	-	-	-	-	-	123,276	-	123,276
Issuance of warrants	-	-	-	-	-	24,000	-	24,000
Net loss	-	-	-	-	-	-	(810,258)	(810,258)
Balance—December 31, 2021	**-**	**11,388,520**	**1,139**	**679,183**	**68**	**1,397,611**	**$ (2,129,767)**	**$ (730,950)**

See accompanying notes to financial statements.

CARNOT COMPRESSION INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(810,258)	$	(863,721)
Adjustments to reconcile net loss to net cash provided used in operating activities:				
Depreciation of property		3,353		2,588
Amortization of intangibles		23,441		19,902
Issuance of warrants		24,000		-
Share based compensation		123,276		110,948
Changes in operating assets and liabilities:				
Accounts receivable		(13,364)		140,220
Inventory		(27,198)		-
Prepaid expenses and other current assets		(17,500)		(25,112)
Accounts payable and accrued expenses		57,641		17,235
Credit Cards		7,387		38,188
Other current liabilities		367,009		70,069
Security Deposit		-		(1,697)
Net cash used in operating activities		**(262,213)**		**(491,380)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of intangible assets		(23,304)		(74,493)
Net cash used in investing activities		**(23,304)**		**(74,493)**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of credit		4,998		(110,552)
Borrowing on shareholder loan		13,634		1,789
Borrowing on Loan Payable		-		61,477
Repayment of Loan Payable		(106,359)		-
Borrowing on Promissory Note		-		392,773
Repayment of Promissory Note		69,154		-
Capital raised on Crowdfunding		301,045		229,276
Net cash provided by financing activities		**282,473**		**574,763**
Change in cash		(3,044)		8,891
Cash—beginning of year		17,472		8,581
Cash—end of year	**$**	**14,428**	**$**	**17,472**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	46,878	$	27,426
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of SAFE into common stock			$	40,000

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Carnot Compression, Inc formerly known as Carnot Compression LLC was formed on February 19, 2014, in the state of Delaware. On May 11, 2020, the filed a Certificate of Conversion to convert from a Delaware Limited Liability Company to a Delaware C Corporation. The financial statements of Carnot Compression Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company has executed this Certificate of Conversion on May 11, 2020, and convert from the Limited Liability Company from a Delaware limited liability company to a Delaware corporation. The Company's headquarters are located in Scotts Valley, California.

Carnot Compression Inc. is engaged in developing and commercializing a proprietary, highly disruptive isothermal gas compression technology. The Company's technology addresses a very significant global energy challenge. Compression applications are widespread among industrial, commercial, and residential customers including industrial air and gas compression, compressed natural gas (CNG), refrigeration, and within air conditioning. Despite the widespread need for compression, the current state of the art technology is often energy inefficient, and for many applications very costly, with the heat of compression playing a major role in operating costs. For industrial air compressors, it is estimated that as much as 90% of the energy input to compress air is lost, primarily due to the heat of compression. In addition to driving up energy usage, the heat of compression also causes wear on component parts, necessitates multiple compression stages to achieve high pressure ratios, and leads to added costs for cooling for many applications. The Company's technology solves the heat of compression problem by isothermally compressing a gas/liquid emulsion in a rotating housing. The Company has a roadmap to achieving significant efficiency improvements across a variety of compression use cases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Carnot Compression Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from commercializing a proprietary, highly disruptive isothermal gas compression technology.

Cost of Goods Sold

The Company's cost of goods sold consist of direct labor and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and 2020, amounted to $27,056 and $54,939, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Work in progress	$ 27,198	$ -
Total Inventory	**$ 27,198**	**$ -**

4. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Deferred Payroll	$ 442,658	$ 100,058
Accrued expenses	331	800
Customer Deposits	5,000	-
License Payable	19,878	-
Other current liability	-	1,789
Total Other Current Liabilities	**$ 467,867**	**$ 102,647**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer equipment	$	12,941	$	12,941
Property and Equipment, at Cost		**12,941**		**12,941**
Accumulated depreciation		(12,196)		(8,843)
Property and Equipment, Net	**$**	**745**	**$**	**4,098**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $3,353 and $2,588 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021 and 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Software Licenses	$	23,304	$	-
Capitalized patent costs		440,485		459,470
Intangible assets, at cost	**$**	**463,789**		**459,470**
Accumulated amortization		(65,779)		(63,555)
Intangible assets, net	**$**	**398,010**	**$**	**395,915**

All intangible assets have been amortized. Amortization expense for patents and software for the fiscal year ended December 31, 2021, and 2020 was in the amount of $23,441 and $19,902, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	23,441
2023		23,441
2024		23,441
2025		23,441
Thereafter		304,245
Total	**$**	**398,010**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Shares class A, with par value of $0.0001 per share. As of December 31, 2021 and 2020, 12,067,703 shares and 11,676,233 shares of Common Stock have been issued and are outstanding, respectively.

8. STOCK-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	5.00
Risk-free interest rate	0.90%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	500,000	$ 1.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	500,000	$ 1.00	4.20
Exercisable Options at December 31, 2020	500,000	$ 1.00	4.20
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	0	$ -	
Outstanding at December 31, 2021	500,000	$ 1.00	3.20
Exercisable Options at December 31, 2021	500,000	$ 1.00	3.20

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $123,276 and $110,948, respectively.

Warrants

On February 3, 2021, the company entered into Newchip Accelerator master membership agreement with Newchip LLC (Accelerator) for receiving of certain program services. The program fee comes out to $29,999. $24,000 is payable via warrant and the remaining is paid via cash.

The Company issued a warrant to Newchip LLC, which shall initially expire 24 months (the "Warrant Period") from the effective date. Under the warrant terms, Newchip LLC shall have the right to invest up to $250,000 in the Company in exchange for securities of the Company under the same terms offered in a qualified financing.

The warrant expires in February 3, 2023 and was issued for a price of $24,000, which was recorded under Additional Paid-In Capital at the time of the issuance.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan agreement with American Express National Bank	$ 50,000	8.98%	Fiscal Year 2019	8/12/2022	$ 1,523	$ 1,523	$ 12,057	$ -	$ 12,057	$ 4,490	$ 4,490	$ 19,176	$ 10,028	$ 29,204
Santa Cruz County Bank- PPP Loan	$ 77,155	1.00%	Fiscal Year 2020	4/21/2022	-	-	-	-	-	772	772	51,437	$ 25,718	77,155
Santa Cruz Country Bank- Promissory Note	$ 450,000	7.00%	Fiscal Year 2019	7/27/2021	31,491	31,491	449,870	-	449,870	31,500	31,500	392,773	-	392,773
Total					$ 33,014	$ 33,014	$ 461,927	$ -	$ 461,927	$ 36,762	$ 36,762	$ 463,386	$ 35,746	$ 499,132

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 461,927
2023	-
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 461,927**

Line of Credit

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $27,000. The interest rate is 7% per annum. The total outstanding balances as of December 31, 2021, and December 31, 2020, was $31,998 and $27,000, respectively. The entire balance is classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (252,949)	$ (260,219)
Valuation Allowance	252,949	260,219
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (657,591)	$ (650,321)
Valuation Allowance	657,591	650,321
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had cumulative net operating loss ("NOL") carryforwards of $2,203,723. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company owes $15,423 and $940 to Hans Shillinger and Wayne Hagan that pertains to unreimbursed expenses as of December 31, 2021, and December 31, 2020. The amounts have been classified as amount due to owners in current liabilities.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 2018, the Company entered into an office lease agreement with Turner Land Company, LP in the amount of $1,348 per month for base rent and common area operating expenses in the amount of $ 348 for the period 2/1/2019 to 2/28/2019. The lease commenced on February 1, 2019, and expired on January 31, 2020. After the lease expired, the company entered into a month-to-month lease basis.

Rent expense was in the amount of $19,441 and $21,241 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 6, 2022, which is the date the financial statements were available to be issued.

The State of California approved a grant in the amount of $2,028,350 to advance an innovative isothermal compression technology to commercial readiness through applied research and development to optimize the air-end components and through field demonstrations to apply the improved components in relevant customer environments.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $810,248, an operating cash flow loss of $262,213, and liquid assets in cash of $14,428, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund a substantial portion of operating costs from EPC 21-017, the California Energy Commission (CEC) grant. Additional funding will come through product revenue anticipated for certain pilot projects in the dairy industry as well as through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Carnot Compression

Sustainable oil-free air compressors


CARNOT
COMPRESSION

Website | Scotts Valley , CA | TECHNOLOGY

Carnot Compression has developed an innovative, patented compressor technology that solves many of the problems with existing compressors. The Carnot® Compressor's unique, oil-free process has an opportunity to dramatically lower lifetime costs of ownership for compression across industrial, agricultural, and commercial applications. The Carnot Compressor is in the prototype stages of development and is not currently available to the general public.

$0.00 raised

$953,758 previously crowdfunded

0 Investors	$22.2M Valuation
$1.60 Price per Share	$320.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.2M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Huge Market** - Compressed air will soon be a $40.43B market
- **Proprietary Technology** – Carnot has multiple patents, trademarks, and trade secrets protecting the technology.
- **Customer Traction** – Carnot has identified an addressable market opportunity to provide oil-free air for robotic milking systems and is currently beta testing a device for this market.

With Funding From Our Last Raise, We...



Completed testing our alpha unit

OVERVIEW

Carnot Compression: Delivering low-temperature, oil-free compressed air



At Carnot®, our simple, robust compressor provides a low-maintenance, long operating life product, all to give our customers…

Cost Savings – Carnot has a roadmap to reduce lifetime costs from compressors.

Clean Technology – Carnot eliminates oil contamination and disposal and has the potential to dramatically lower energy consumption from compressors.

With a team supported by world-class institutions including Munro & Associates and Oak Ridge National Laboratory, we believe Carnot's technology is well positioned to reduce carbon emissions across a variety of industries.

THE PROBLEM

12% of U.S. industrial sector electrical consumption goes to powering air compressors

Oil-free compressed air is a must-have for many facilities in sectors like manufacturing and scientific research, automotive painting, food and beverage, and more. In several of these places, their air purity is of the utmost importance, as any small presence of oil could cause massive damages in lost product, contamination, downtime, and other setbacks.


Cost Of A Typical Air Compressor
Over 10 Years
Equipment
12%
Maintenance
12%
Electricity
76%

Source: www.compressedairchallenge.org

According to our research, people who only need low horsepower oil-free air compressors (especially the 5-30 horsepower range) are limited to machines with many moving parts and frequent maintenance requirements. Often, the machines do not last very long when operated in demanding conditions, in our view.

Carnot's proprietary technology has the potential to lower total cost of ownership all through:

- Reduced energy consumption
- Eliminating the need for frequent routine service visits
- Eliminating downtime
- Eliminating the need for oil and filter changes
- Having a longer operating life compared to incumbent technologies

Compressors utilize a massive amount of energy—estimated at $227 billion every year in energy costs (source).

Approximately ⅔ of air compressors are oil-flooded. Plus, conventional oil-free compressors under 100HP are typically more costly and less efficient. Our goal is to offer an oil-flooded alternative with a lower lifetime operating cost than oil-flooded compressors.

For many customers, the *upfront costs* of the machine plus the *costs of frequent repairs & regular maintenance* render **current oil-free compressors too costly**

THE SOLUTION

We’ve found a more efficient and reliable solution that should cut costs by 20% or more

Carnot has developed a patented process that is capable of compressing air in an isothermal manner. This allows for a constant temperature with a single moving part for compression–a spinning drum.

By efficiently capturing the heat from compression, we believe we have a path to dramatically lower lifetime ownership costs, allowing our customers to increase their business’s operating profits.

Isothermal Air Compression

- Temperature remains constant
- Technology reduced to a single moving part for compression
- Decreased operating costs



**Products shown in this image are in the prototype phase, the Carnot Compressor is not currently available on the market.*

Our Product

The Carnot® Compressor



- One moving part
- Reliable operation
- True 100% duty cycle
- Low lifetime operating costs

**The features listed in this graphic are anticipated features of the Carnot Compressor. The Carnot Compressor is in prototype stages and is not available on the market.*

The Carnot® Compressor uses a centrifugal process to a compress a gas/liquid emulsion, separating out the compressed gas and recycling the working liquid, while keeping a low internal temperature.

The low temperature means that our system is able to generate oil-free compressed air with a low output-temperature, which gives us a path to high operating efficiency.

THE MARKET

The potential for widespread applications for our technology means access to multiple markets

Air compressors make up a growing market that's projected to pass $40 billion by 2028 (source), with the oil-free compression segment representing around a third of the sector. Worldwide, it is estimated that compressors account for over 30% of electricity demand for electric motors (source).

$40 Billion+

Air Compressor Annual Revenue

By 2028

Compressor Electricity Demand

Terawatt Hours/Year


1200
1000
800
600
400
200
Commercial
Industrial
Transport
Residential
Agriculture

Source: Energy-Efficiency Policy Opportunities for Electric Motor-Driven Systems. International Energy Agency. 2011 Working Paper, Waide and Brunner.


Commercial & Social Impact
$227B of annual electricity costs are from compression.
Carnot's mission is to reduce these costs by 20%.

**Products shown in this image are in the prototype phase, the Carnot Compressor is not currently available on the market.*

OUR TRACTION

A robust IP portfolio and commercial validation

Since forming the company in 2014, we've steadily developed our technology through a series of component tests, prototypes, patents, alpha testing at a customer location, and beta-testing at a customer location in a beachhead market.

Our progress has been fueled by multiple million-dollar grants from the National Science Foundation and the California Energy Commission. Funding from these grants has helped accelerate our development to its current near-commercial state. Additionally, we have invested in filing and receiving multiple patents for intellectual property, and have trademarked the Carnot® Compressor.

In March 2022, Carnot began a $2 million project with the California Energy Commission, providing a non-dilutive funding runway to further develop and test the technology.

Research Grants from *The National Science Foundation* and *California Energy Commission* have helped advance our technology

Our Business Model

We are currently testing a beta version 10HP compressor designed for robotic milking systems. Our testing partner is an installer of dairy automation systems in the western US, and represents an early sales channel partnership opportunity. We believe that once we complete our beta test program, we will have sufficient orders to transition to a production launch.

Current oil-free air compressors in the 10 horsepower range sell for upwards of $20,000 (source). After our market entry, we believe that a successful operating history and low maintenance costs will enable us to build customer loyalty at a price point that we feel will generate attractive operating margins.

WHY INVEST

Innovative product with multi-faceted market potential, all backed by an adept team

We believe the dynamic nature of our key technology allows Carnot the opportunity to disrupt the current state of our initial target market, while simultaneously penetrating a variety of other sectors. The many available industry applications will allow Carnot Compression to generate a steady cash-flow and rapidly scale.

Carnot Compression has built a team and product that are situated to conquer the compressed air market. The revolutionary and impactful Carnot® Compressor, combined with our exceptional team will be a huge upset to a stagnant market that has been in need of some fresh ideas for years.

Our team...together with a revolutionary technological advancement with proven commercial application, plan on **taking over the compression market**


ECO
OIL

**Products shown in this image are in the prototype phase, the Carnot Compressor is not currently available on the market.*

After our market entry we believe that consumers may quickly adopt the Carnot® Compressor, and this may give us an opportunity to be one of the leaders in the oil-free market.

Our first offerings will be in the 5-25 horsepower range and we plan to scale up to 100+ horsepower. **Our goal is to offer an oil-free alternative with lower lifetime costs and higher reliability than current oil-free compressors.** In our view, meeting this goal will enable us to dramatically lower the carbon footprint from air compressors and gain significant market share.

We set ourselves apart from all competitors with our patented platform technology. Our process is capable of achieving high pressure rises in a single stage of compression, at low temperature rise, with a 100% duty cycle machine.

We believe the Carnot® Compressor will be an attractive product for customers in all industries due to our ability to help minimize total ownership costs of the fifth utility.

Our product is protected by a deep IP portfolio of issued and filed patents, trademarks, and trade secrets.

Invest today!

February 2014

Our Company Launches!

Carnot Compression is formed as a Delaware LLC.

December 2015

Carnot Awarded SBIR Phase 1 From the National Science Foundation

Carnot awarded $150,000 grant from the National Science Foundation.

April 2017

Carnot Awarded SBIR Phase 2 from the National Science Foundation

Carnot is awarded $750,000 in Phase 2 grant funding from the NSF. During the grant Carnot is awarded $150,000 of additional supplemental funding.

April 2017

California Energy Commission EPIC Grant

The California Energy Commission approves $2.57 million in research funding for the Carnot Compressor. Carnot develops and tests its Alpha prototype with the research funding.

May 2020

Launched on StartEngine

Carnot launches a Reg CF raise on StartEngine. Carnot raises over $950,000.

December 2021



Alpha Unit Testing Completed

Carnot completes testing its Alpha Unit at an industrial facility in Northern California.

January 2022

Carnot Awarded $2.0MM in research funding from the California Energy Commission.

The California Energy Commission approves a $2MM research grant for additional development and testing of the Carnot Compressor.

April 2022



Beta Unit Testing

Carnot begins testing its Beta version compressor.

October 2022

Second Raise on StartEngine

Share details about an important milestone in your company's history.

2023



Anticipated Extended Field Testing

We are planning additional field tests in the dairy industry and in other target markets with funding from our CEC grant.

In the Press

NEW ATLAS

ASME

INTERESTING ENGINEERING

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Meet Our Team



Todd Thompson

CEO and Co-founder

Todd is CEO and a co-founder of Carnot Compression. Todd has nearly 30 years' experience in corporate finance, business development, strategy, and operations. Prior to Carnot, Todd held multiple leadership roles with a publicly traded industrial company in corporate development, finance, and strategic planning, where he led efforts to enter multiple new markets, both organically and via acquisition.



Hans Shillinger

COO and Co-founder

Hans Shillinger is a professional engineer and a named inventor on all of Carnot's patents. Hans has 30 years' of professional engineering experience and is a named inventor on Carnot's patents.



Sean Kilgrow

Director

Sean is an accomplished leader with deep expertise in the discovery and development of power and industrial projects, including renewable energy, powerdelivery, and energy storage projects. Biogas and anaerobic digestion developments have been a recent focus. Registered Professional Civil Engineer with a Class A and C-10 Electrical License, State of CA.

Sean spends approximately 1 hour per week on Carnot.



Wayne Hagan

Director

Wayne is a Professional Engineer with over 25 years of experience in engineering, design, construction, business development, and operations management with leading global engineering and construction firms.

Wayne spends approximately 1 hour per week on Carnot.



Larry Leis

Director

Larry is an early investor in Carnot. He also serves as Vice President and Member of the Boardat Conestoga Energy Holdings.



Chris Finley

VP Engineering

Chris is a mechanical engineer with over 15 years' experience in R&D, engineering, product development, and business development for mechanical systems in oil and gas applications. Chris is a recognized cryogenics expert and has published numerous papers on cryogenics, expanders, pumps, and turbines, with a focus on LNG applications.



Christophe Duchateau

Principal Engineering Scientist

Christophe is a process engineering specialist who worked in oil and gas R&D for 10 years, followed by 2 years in fluid flow simulations for product development. He has a proven track record in a broad range of engineering topics spanning applied thermodynamics, chemical engineering, and fluidics. Christophe earned his Ph.D. in process engineering and was a postdoctoral fellow at Stanford University.



M Iffat Hassan

Intern

Iffat is a PhD. candidate in Mechanical Engineering at the University of Nevada, Reno.



Kurt Schoeller

Sales & Marketing Director

Kurt Schoeller has 15 years of sales and service experience in the compressed air industry, including roles with BOGE and Atlas Copco. Kurt is also an experienced Drill Sergeant in the US Army and serves as a career counselor to military veterans.

Kurt has been recalled to active duty with the US Army and currently spends 1-2 hours per week with Carnot.

Offering Summary

Company	:	Carnot Compression Inc.
Corporate Address	:	5610 Scotts Valley Drive, Ste. B513, Scotts Valley , CA 95066
Offering Minimum	:	$10,000.00
Offering Maximum	:	$3,200,000.00
Minimum Investment Amount (per investor)	:	$320.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,250
Maximum Number of Shares Offered	2,000,000
Price per Share	$1.60
Pre-Money Valuation	$22,246,772.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 15% Bonus Shares

Previous investors receive 15% bonus shares. Eligible investors will also receive the Loyalty Bonus in addition to other eligible bonuses.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$1,000+ | 1K Club

3% bonus shares + Access to Carnot Compression's Investors Club

$2,000+ | 2K Club

5% bonus shares +Access to Carnot Compression's Investors Club

$5,000+ | 5K Club

10% bonus shares + Access to Carnot Compression's Investors Club

$10,000+ | 10K Club

15% bonus shares + Access to Carnot Compression's Investors Club

$25,000+ | 25K Club

20% bonus shares + Meet with Management (In-person or Virtual)

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Carnot Compression Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 15% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Manufacturing relies on electricity, gas, water & air. That's right - compressed air is commonly referred to as manufacturing's 4th utility.

Air compressors are a pivotal part of our lives, with uses ranging from milking cows to painting cars to making semiconductors.

Approximately ⅔ of air compressors in use are oil-flooded, which creates risk of oil-contaminated air, adds additional operating costs, and negatively impacts the environment.

The air compressor market is expected to exceed $40 billion in sales by 2028, yet we've been stuck with the same basic technology for decades.

Until now.

The Carnot Compressor uses water to compress air in a spinning drum. During the process, the water absorbs the heat of compression, thereby reducing energy losses and allowing our machines to run continuously.

The result? Our compressors not only save customers money, but require minimal maintenance and can handle 24/7 demand. Now that's efficient.

With the funds from our first Start Engine campaign, where we raised over $950,000 from over 1,100 investors, combined with over $5 million in grant funding, we have progressed from proof of concept to testing our first beta units.

[testimonial]

My name's Nick and I am the Owner/Operator of three auto body shops and I'm really excited to beta test on the Carnot air system because we currently use our air for paint booths and we are going to need the low temperature and clean air output that the Carnot can produce. We are very excited about its low maintenance costs because we currently spend quite a bit of money on maintenance every year so we are looking forward to that as well. And the environmentally friendly setup of not needing oil changes and all the extra waste that comes along with that.

Having relied on the same compressors for decades, customers are eager for a more reliable compressor with longer operating life and lower lifetime cost. We believe the Carnot Compressor is the solution.

By offering customers an oil-free solution with greater reliability and a longer lifetime, the Carnot Compressor could create a new category in this market. With additional funding, we believe we can unlock the Carnot Compressor's full potential.

The future of compression is Carnot Compression. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

We are happy to announce the commissioning of our first beta version Carnot® Compressor at Tilla-Bay Farms.

CARNOT
COMPRESSION

Greetings Carnot Community,

We are happy to announce the commissioning of our first beta version Carnot® Compressor at Tilla-Bay Farms. This is a major milestone for us as it gets us one step closer to commercializing our technology in the Dairy industry, where we believe there is a tremendous opportunity for a long-life, continuous duty cycle oil-free air compressor. We are very fortunate to have some great partners who are willing to pilot our compressor at its early stage and work with us to develop a customized solution for dairy farmers world-wide. Special thanks to Kurt Mizee at Tilla-Bay Farms, and to Jason Bingham, Paul Berdell,

and the entire Dairy Specialists Team. We are looking forward to our second installation with Dairy Specialists in Colorado.



As we continue to develop the Carnot® Compressor and ramp up our beta testing program, we are preparing for the next stage of our growth. As we've previously communicated, we will be launching a second RegCF campaign on StartEngine to raise additional growth capital. As you may know, we successfully closed our first ever RegCF offering this past April, **where we raised over $950,000 from over 1,100 investors**. Don't miss your chance to invest in our growth!

We appreciate your support as we continue our mission to bring the Carnot® Compressor to market.

**No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary*

platform. An indication of interest involves no obligation or commitment of any kind.

"reserving" shares is simply an indication of interest.

Carnot Compression Inc., 5610 Scotts Valley Dr. Suite B 513, Scotts Valley, CA, 95066, United States

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CARNOT COMPRESSION

Funding Our Next Stage of Growth

Greetings Carnot Community,

As we continue to develop the Carnot® Compressor and ramp up our beta testing program, we are preparing for the next stage of our growth. As such, we are excited to announce that we will be launching a second RegCF campaign on StartEngine to raise additional growth capital. As you may know, we successfully closed our first ever RegCF offering this past April, **where we raised over $950,000 from over 1,100 investors.** Based upon the success of this raise, we've decided to raise additional funding through the StartEngine community.
If you are new to the world of 'equity crowdfunding' and not sure exactly what it is, StartEngine has written many articles to help explain how it works. You can find them on their website here.

We are seeking to raise **up to $3.2 million at an offering price of $1.60 per share.**
We are offering many Perks in our campaign to reward our most loyal investors. Because you believed in us early-on, **all existing investors will earn 15% bonus shares throughout the life of this raise.** Even more exciting, this 15% bonus is additive to the higher-of the time based and amount-based perks we are offering, and also stacks on top of the 10% StartEngine Owner's bonus. With the bonus structure we've put in place, it's possible to earn **up to 45%** bonus shares for early investors and/or large investors.
Here are some examples:

1. An existing investor who is a StartEngine owner invests $320 or more within the first 72 hours. This investor would earn: 15% Loyalty Bonus + 10% SE Owner's Bonus + 20% Friends and Family Bonus = 45% Bonus Shares
2. An existing investor who is a StartEngine owner invests $25,00 or more at any point in the campaign. This investor would earn: 15% Loyalty Bonus + 10% SE Owner's Bonus + 20% Amount Based Bonus= 45% Bonus Shares

Below is a summary of the Perks that we will be offering

Perk Structure

The 10% StartEngine OWNers' Bonus

Carnot Compression Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Loyalty (Audience Perk)

Previous investors receive 15% bonus shares

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$320+

Investor's Club

$1,000+

1K Club

3% bonus shares + Access to Carnot Compression's Investors Club

$2,000+

2K Club

5% bonus shares +Access to Carnot Compression's Investors Club

$5,000+

5K Club

10% bonus shares + Access to Carnot Compression's Investors Club

$10,000+

10K Club

15% bonus shares + Access to Carnot Compression's Investors Club

$25,000+

25K Club

20% bonus shares + Meet with Management (In-person or Virtual)

We appreciate your support as we continue on our mission to bring the Carnot® Compressor to market. Please stay tuned for future communications as we go live with our campaign, and as always, send me an email with any questions or feedback you may have.

**No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary platform. An indication of interest involves no obligation or commitment of any kind. "reserving" shares is simply an indication of interest.*



Greetings Carnot Community,

We are happy to announce the commissioning of our first beta version Carnot® Compressor at Tilla-Bay Farms. This is a major milestone for us as it gets us one step closer to commercializing our technology in the Dairy industry, where we believe there is a tremendous opportunity for a long-life, continuous duty cycle oil-free air compressor. We are very fortunate to have some great partners who are willing to pilot our compressor at its early stage and work with us to develop a customized solution for dairy farmers world-wide. Special thanks to Kurt Mizee at Tilla-Bay Farms, and to Jason Bingham, Paul Berdell, and the entire Dairy Specialists Team. We are looking forward to our second installation with Dairy Specialists in Colorado.



As we continue to develop the Carnot® Compressor and ramp up our beta testing program, we are preparing for the next stage of our growth. As we've previously communicated, we will be launching a second RegCF campaign on StartEngine to raise additional growth capital. As you may know, we successfully closed our first ever RegCF offering this past April, **where we raised over $950,000 from over 1,100 investors**. Don't miss your chance to invest in our growth!

We appreciate your support as we continue our mission to bring the Carnot® Compressor to market.

**No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary platform. An indication of interest involves no obligation or commitment of any kind. "reserving" shares is simply an indication of interest.*

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 19 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 26, 2022.

Elemental Computing
Elemental Computing | Web2 to Web3, Fast
https://www.getelements.dev/

Description of Business
Elements is an all-in-one server engine designed to be simple enough for a novice to create a truly connected Web3 application, and robust enough for experienced teams to craft the future of their industry with complex functionality support. The company has an infrastructure that allows game and app developers, from large companies to indie labels, to transition seamlessly to Web3. We believe Elements is one of the most efficient ways for traditional companies to enter the world of blockchain. Elements is currently available privately under enterprise license to consulting clients.

Reasons to Invest

- Elements is a cloud computing platform that gives game and app developers a fast and simple way to bring their application to Web3 with built-in blockchain tools.
- The Web 3.0 Blockchain Market is estimated to grow to about $87 billion by 2030 and is anticipated to register a CAGR of 45.20% (source).
- We believe Web3 is the future of gaming and consumer internet as a whole. Elements allows businesses to get started with building a presence in Web3 and scale as large as they desire without needing to change systems or hire new teams.

Team
Patrick Twohig: President/CEO, Director, LinkedIn
Keith Hudnall: CTO, Secretary & Director, LinkedIn

New Sapience
New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*
https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**
- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values

are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

PSYONIC
PSYONIC | *Redefining Human*
https://www.psyonic.io/

Description of Business
The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging proprietary bionic technology breakthroughs, the hand replicates touch sensation for amputees, and is accessible to most Americans with upper limb differences because it is covered by Medicare.

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source). For what we believe is the very first time with a commercially available bionic hand, users can feel a vibration from multiple areas of the fingers when they touch an object!
- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).
- Prioritizing affordability, PSYONIC has worked diligently to ensure that our products cost less (source) and are covered by Medicare as well as private insurance (source).

Team
Aadeel Akhtar: CEO + Founder
Whitney Akhtar: Director of Human Resources

World Tree USA LLC
World Tree | *Eco-Timber that offsets your carbon footprint*
https://www.worldtree.eco/

Description of Business
We are not growing trees fast enough to keep up with the demand for wood products. World Tree is planting fast-growing, carbon-crunching, soil-restoring Empress trees with farmers to produce sustainable hardwood lumber. Unique in the market, this beautiful, versatile hardwood is strong and light – the aluminum of lumber. By our calculations, one acre of trees planted offsets your carbon footprint for a decade.

Reasons to Invest

- A beautiful eco-lumber grown for speed and scale: With a goal of reducing harmful deforestation practices, and giving back to the planet in the process, World Tree partners with farmers to grow Empress Splendor trees – which are known for their ability to reach maturity within ten years,* to be harvested for lumber, and then regenerate naturally to begin the process anew.
- Massive future growth in lumber markets predicted: Wood products are a global multibillion-dollar industry, currently valued at around $684.26B and expected to reach roughly $903.33 billion in 2026 at a CAGR of 7.2%.* World Tree is targeting the US market for wooden furniture, cabinets, surfboards, instruments and veneers – predicted to be worth $178B by 2033.
- Proven, scalable model: World Tree has been developing its proprietary Eco-Tree Program for the past six years, with an expert team that brings together decades of combined forestry experience. Our operation is an international network that includes farmers, foresters, scientists, investors, and business partners, encompassing multiple regions and locations.

Team
Wendy Burton: Founder, Co-Chair of the Board, LinkedIn
Douglas Willmore: CEO & Co-Chair of the Board, LinkedIn

Startup Wind
Startup Wind | *Learn, Incubate, Mentor, Scale*
https://www.startupwind.com/

Description of Business

StartupWind is the AI-Powered SMB Innovation & Mentoring Platform for a market of 30 million Small Business & Startup owners and we help them acquire critical business skills they lack. Over 10,000 small business owners have used the platform to gain business skills using 40+ video-based courses, self-service accelerator programs, business planning tools, and connections to 1,200+ mentors. StartupWind also helps universities, state economic agencies & SBDCs with digital tools that allow them to help thousands of SMBs in their region.

Reasons to Invest

- StartupWind's mission is to empower small business owners with the critical business skills they typically lack so that they thrive and become the growth engine for their communities. Unlike dozens of isolated tools and websites, we believe StartupWind offers a single unified Innovation & Mentoring platform that allows the SMB owners to acquire the right business skills when they need it.
- We are targeting a market of 30+ million SMB owners in the US comprising a large addressable market estimated to be worth $36 billion.*
- We believe we have proven market validation with over $250K ARR (annual recurring revenue) in 2021 and 25,000 engaged users, 10,000 small business owners, 1,200 mentors and 2,000 course enrollments on the platform. In addition to bootstrapping StartupWind, our leadership team has helped build and grow products at TriNet, Workday, Saba, Sun Microsystems, and BEA/Oracle. We also bring highly-experienced advisors including 2 public company board members.

Team
Narendra K. Patil: Founder, Chairman & CEO, LinkedIn
Uday Dhanikonda: Co-founder, SVP of Engineering, CFO, Secretary, LinkedIn

Carnot Compression Inc.
Carnot Compression | *Sustainable oil-free air compressors*
https://carnotcompression.com/

Description of Business
Carnot Compression has developed an innovative, patented compressor technology that solves many of the problems with existing compressors. The Carnot® Compressor's unique, oil-free process has an opportunity to dramatically lower lifetime costs of ownership for compression across industrial, agricultural, and commercial applications. The Carnot Compressor is in the prototype stages of development and is not currently available to the general public.

Reasons to Invest

- Huge Market – Compressed air will soon be a $40.43B market
- Proprietary Technology – Carnot has multiple patents, trademarks, and trade secrets protecting the technology.
- Customer Traction – Carnot has identified an addressable market opportunity to provide oil-free air for robotic milking systems and is currently beta testing a device for this market.

Team
Todd Thompson: CEO & Founder, LinkedIn
Hans Shillinger: COO & Co-Founder, LinkedIn

Gophr App
Gophr App | *Local Business Logistics Made Simple*
https://www.gophrapp.com/

Description of Business
Gophr is a delivery technology platform for local marketplaces that offers same-day and expedited shipping. The company has developed a retail marketplace app that allows customers to shop from their favorite local businesses and receive same-day delivery. Gophr also helps support local merchants by offering more affordable nationwide delivery solutions for their businesses.

Reasons to Invest

- Gophr is a local retail marketplace app that also offers on-demand delivery services for retail, commercial, and industrial businesses.
- The combined U.S. addressable market size for e-commerce and local delivery services is estimated to be over $1 trillion in 2022 (source & source).
- The company has multiple revenue streams and is growing exponentially. Their technology and delivery services have the ability to scale nationwide.

Team
Warren Vandever: Founder and Chief Executive Office, LinkedIn
Matt Sarradet: Chief Operations Officer, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of

- award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*

https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

MJoose, Inc.
MJoose | Signal-Boosting Smartphone Cases
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the

2021-2028 period (source)

- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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